CORRESPONDENCE

STATE AUTO FINANCIAL CORPORATION

518 East Broad Street

Columbus, Ohio 43215-3976

October 3, 2014

VIA EDGAR

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	State Auto Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 6, 2014
File No. 000-19289

Ladies and Gentlemen:

On behalf of State Auto Financial Corporation (the “Company”), I acknowledge receipt of the October 2, 2014 comment letter from the Staff of the Securities and Exchange Commission to Steven E. English, Chief Financial Officer of the Company, relating to the subject filing and confirm that the Company will provide a written response to the October 2 comment letter on or before October 31, 2014.

Sincerely,

/s/ James A. Yano
James A. Yano
Senior Vice President and General Counsel